EXHIBIT 77I


                       TERMS OF NEW OR AMENDED SECURITIES


     MBIA CAPITAL/CLAYMORE MANAGED DURATION INVESTMENT GRADE MUNICIPAL FUND


                                  (the "Fund")


On October 27, 2003, the Fund issued 2,778 auction market preferred shares (1,389 shares of Series M7 and 1,389 shares of Series W28). The Articles Supplementary Establishing and Fixing the Rights and Preferences of Auction Market Preferred Stock are attached herewith as Exhibit 77(Q1).